Exhibit (a)(1)(E)

FORM OF REMINDER EMAIL

Subject: Science 37 Holdings, Inc. – Exchange Offer Election Reminder

To:

Date:

SCIENCE 37 HOLDINGS, INC. EXCHANGE OFFER

Our records show you have not made an election to participate in Science 37 Holdings, Inc.’s Offer to Exchange Eligible Options for Restricted Stock Units (the “Exchange Offer”). This email is to remind you that April 28, 2023 at 11:59 p.m. Eastern Time is the final deadline to participate in the Exchange Offer, unless otherwise extended. If you wish to exchange your eligible stock options (“Eligible Options”) for restricted stock units (“RSUs”) as described in the Offering Memorandum included in the Offer to Exchange Eligible Options for Restricted Stock Units filed with the Securities and Exchange Commission, you must log into the Exchange Offer website at https://equitysolutions.aon.com/UWSO/Participant/ and follow the directions to submit your election form by 11:59 p.m. Eastern Time on April 28, 2023.

There are no exceptions to this deadline. We encourage you not to wait until the last day to make your election if you wish to participate. To make an election, follow the instructions on the Exchange Offer website to access personalized information about your Eligible Option grants and how to make, change or withdraw your election before the end of the Exchange Offer. We encourage you to submit an election, even if you elect not to exchange any of your Eligible Options.

To log into the website, please go to https://equitysolutions.aon.com/UWSO/Participant/. Your username is your Science 37 Holdings, Inc. email address or other email that you provided to us. The first time you access the website, you will need to register for a new account and create a password. Your email address (which will also be your username) is your Science 37 Holdings, Inc. email address or other email that you provided to us. You will also need to provide the following registration code: [●].

You are not obligated to participate in the Exchange Offer. Any Eligible Options that you do not elect to tender for exchange will not be cancelled and will remain outstanding in accordance with their existing terms.

If you wish to exchange any or all of your Eligible Option grants, your election form must be properly completed and received before 11:59 p.m. Eastern Time on April 28, 2023.

Please review the Exchange Offer website and the materials for the Exchange Offer available on the Exchange Offer website for additional information about the Exchange Offer. If you have any questions about the Exchange Offer, please contact myequity@science37.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Science 37 Holdings, Inc.’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Exchange Offer website located at https://equitysolutions.aon.com/UWSO/Participant/. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.